6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 29, 2004

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

BASF: First-Quarter Results 2004

    Energy Editors/Business Editors

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--April 29, 2004--BASF
(NYSE:BF) (FWB:BAS) (LSE:BFA):

           January - March 2004, published on April 29, 2004
      Business strong in first quarter - BASF increases sales and earnings

    --  Volume growth in all segments

    --  Chemicals activities improve significantly

    --  Cash flow increases further

    --  High raw materials costs have negative impact

    --  Successful cost reduction programs are continuing

    -- Outlook for full year 2004: Higher EBIT before special items expected

    Overview



                                                    1st
BASF Group                                           Quarter
                                                               Change
Million euro                                   2004     2003   in %

Sales                                         9,051    8,832     2.5
Income from operations before interest, taxes
Depreciation and amortization (EBITDA)        1,580    1,496     5.6
Income from operations before special items   1,138      944    20.6
Income from operations (EBIT)                 1,038      942    10.2
Financial result                                (60)    (103)   41.7
Income before taxes and minority interests      978      839    16.6
Net income                                      515      442    16.5
Earnings per share (euro)                      0.93     0.78    19.2
EBIT before special items in percent of
 sales                                         12.6     10.7       -
Cash provided by operating activities           963      894     7.7
Additions to fixed assets(1)                    493    1,531   (67.8)
Amortization and depreciation(1)                542      554    (2.2)
Segment assets (end of period)(2)            26,733   27,996    (4.5)
Personnel costs                               1,351    1,392    (2.9)
Number of employees (end of period)          85,617   88,728    (3.5)




(1) Tangible and intangible fixed assets (including acquisitions)
(2) Tangible and intangible fixed assets, inventories and business-related receivables




Segments                        Income from
                                operations        Income from
                                before            operations
                                special
             Sales              items             (EBIT)
                          Change            Change            Change
Million euro  2004   2003 in %   2004  2003 in %   2004  2003 in %

1st Quarter
Chemicals    1,582  1,519   4.1   245   145  69.0   228   144    58.3
Plastics     2,307  2,283   1.1   150   110  36.4   149   109    36.7
Performance
 Products    1,929  1,907   1.2   196   142  38.0   189   143    32.2
Agricultural
 Products &
 Nutrition   1,441  1,296  11.2   269   237  13.5   249   236     5.5
Oil & Gas    1,394  1,483  (6.0)  343   404 (15.1)  343   404   (15.1)
Other(1)       398    344  15.7   (65)  (94) 30.9  (120)  (94)  (27.7)
  Thereof costs of
   exploratory and
  biotech-
nological
 research        -      -     -    36    45 (20.0)   36    45   (20.0)
             9,051  8,832   2.5 1,138   944  20,6 1,038   942    10.2

(1)"Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged
 (1st quarter: -/previous year euro 3 million).


    BASF Group Business Review and Analysis

    --  Volume growth in all segments

    --  EBIT before special items improves significantly

    -- Outlook for full year 2004: Higher EBIT before special items expected

    Sales: First-quarter sales increased by 2.5 % compared with the same quarter of the previous year. Sales volumes increased significantly, in particular in the chemicals and agricultural products businesses. Overall, price levels are still unsatisfactory, although prices were increased in individual product lines. Excluding currency effects, in particular the weaker U.S. dollar, sales increased by 8.4 %.


Factors influencing sales in comparison with previous year
%                                         1st Quarter
Volumes                                       8.2
Prices                                       (1.3)
Currencies                                   (5.9)
Acquisitions/divestitures                     1.5
Total                                         2.5


    Earnings: At euro 1,138 million, income from operations (EBIT) before special items climbed 21 % compared with the strong first quarter of 2003.
    Thanks to successful restructuring measures, we achieved significant cost reductions, in particular in the Chemicals, Plastics and Performance Products segments. In the Agricultural Products & Nutrition segment, EBIT improved further as a result of higher sales volumes of crop protection products, especially in South America.
    The Oil & Gas segment again made the largest contribution to EBIT, although there was a sales-related decline in earnings because the price of oil was lower in euro terms.
    Special items are related to restructuring measures that will be implemented in the further course of the year - for example NAFTA restructuring Phase II - and to the accrual of provisions for legal proceedings in the agricultural products business in the United States.
    EBIT after special items increased by 10 % to euro 1,038 million. The financial result was euro (60) million compared with euro
(103) million in the first quarter of 2003. The interest result improved in particular as a result of the lower level of net debt. Income from financial assets also exceeded the previous year's level.
    Income before taxes and minority interests increased by 17 % to euro 978 million.
    The tax rate remained at the previous year's level of 44%. In the first quarter, income taxes for oil production that are non-compensable with German taxes were euro 138 million compared with euro 161 million in 2003.
    Net income rose 17 % to euro 515 million. Earnings per share were euro 0.93 compared with euro 0.78 in 2003.


               1st             2nd           3rd          4th
Special items  Quarter         Quarter       Quarter      Quarter

Million euro      2004   2003    2004  2003   2004  2003    2004  2003

Special items
- in income
 from
 operations       (100)    (2)          (58)         (29)        (246)
- in financial
 result            (21)     -            (3)         (27)        (133)
Total             (121)    (2)          (61)         (56)        (379)


    Outlook: The first three months of 2004 give grounds for confidence. We expect demand for our products to remain strong. High and volatile raw materials prices continue to have a negative impact. We are continuing with our efforts to reduce costs. For 2004 overall, we expect slightly higher sales and an increase in EBIT before special items.


Key BASF share data                     1st Quarter   Full-year
                                            2004           2003
Share price (end of period)(1)           euro 41.33     euro 44.58
High(1)                                  euro 45.63     euro 44.58
Low(1)                                   euro 40.49     euro 28.41
Average daily trade (number of shares)(1)3.16 million   3.33 million
BASF share performance(2)                    -7.3 %        + 28.1%
DAX 30 performance(2)                        -2.7 %        + 37.1%
EURO STOXX 50 performance(2)                 +1.6 %        + 18.4%

(1) XETRA trading
(2) with dividends reinvested


    Chemicals

    --  Sales increase due to strong demand

    --  Significant increase in earnings

    --  Acquisition of Sunoco's plasticizers business in the United
        States



Overview                                  1st Quarter
                                                           Change
Million euro                         2004        2003       in %

Sales                               1,582       1,519             4.1
Thereof Inorganics                    201         183             9.8
             Petrochemicals           919         874             5.1
             Intermediates            462         462             0.0
EBITDA                                335         260            28.8
EBIT before special items             245         145            69.0
EBIT                                  228         144            58.3
Additions to fixed assets             166         126            31.7
Assets (end of period)              4,911       5,003            (1.8)


    Sales climbed compared with the strong first quarter of 2003 due to significant volume growth and a slight increase in prices (volumes
6.7 %, portfolio 2.8 %, prices 1.6 %, currencies -7.0 %). EBIT before special items increased significantly in all operating divisions. This was due primarily to lower fixed costs and improved capacity utilization.
    Inorganics: Demand in key customer industries such as the wood products and electronics industries began to pick up and led to higher sales volumes in all business areas. The boron specialties and alcoholates business acquired in 2003 also contributed to the increase in sales. Earnings from inorganic specialties and electronic-grade chemicals declined due to the weak dollar. Earnings improved for glues and impregnating resins.
    Petrochemicals: Demand for olefins, alkylene oxides and glycols remained at the previous year's high level. Sales prices for olefins, which increased in Europe and North America due to limited product availability, led to an improvement in margins for cracker products despite high and volatile naphtha prices. Margin pressure increased for plasticizers and solvents, however, because of the increase in olefin prices. The plasticizers business of Sunoco in the United States was acquired in January 2004.
    Intermediates: During the first quarter, demand increased in particular in Asia. Sales declined, however, in Europe and in the NAFTA region. Worldwide sales of amines increased, but sales of diols and polyalcohols declined compared with the previous year. Improved cost structures in Ludwigshafen and in the NAFTA region led to significantly higher earnings despite persistently high raw materials prices.

    Plastics

    --  Sales at previous year's level despite the weak dollar

    -- Earnings improve due to better capacity utilization and cost savings

    -- Good progress made in construction of new production plants in Asia



Overview                                     1st Quarter
                                                            Change
Million euro                            2004        2003     in %

Sales                                  2,307       2,283          1.1
Thereof Styrenics                        918         997         (7.9)
              Performance Polymers       613         568          7.9
              Polyurethanes              776         718          8.1
EBITDA                                   265         230         15.2
EBIT before special items                150         110         36.4
EBIT                                     149         109         36.7
Additions to fixed assets                 98          86         14.0
Assets (end of period)                 5,985       6,236         (4.0)


    The slight increase in sales despite the weak dollar was due to a significant increase in sales volumes (volumes 8.2 %, prices -0.2 %, currencies -6.9 %). The Performance Polymers and Polyurethanes divisions more than offset the decline in sales in the Styrenics division. Higher capacity utilization and cost savings improved the earnings situation.
    Styrenics: Higher earnings were achieved, despite lower sales due to declining volumes. Price increases needed to cover high raw materials costs were implemented in several product lines, but overall pressure on margins persists. We are continuing our successful cost optimization measures.
    Performance Polymers: Sales volumes increased, in particular for engineering plastics worldwide and for fiber intermediates in Asia and Europe. Negative currency effects were partially offset by price increases. Earnings increased significantly following the extremely weak performance in 2003. We achieved synergies in production and distribution by integrating the engineering plastics businesses we acquired last year from Honeywell and Ticona. We have established a joint venture with Toray to produce the engineering plastic PBT in Kuantan, Malaysia.
    Polyurethanes: Sales volumes increased in all regions. Sales increased in Europe and in particular in Asia. Significantly higher sales volumes of basic products in the NAfTA region were offset by the weakness of the dollar. Earnings improved despite high raw materials costs thanks to the improvement in volumes. In March, we laid the cornerstone for the integrated isocyanates plants in Caojing, China.

    Performance Products

    -- Sales slightly up compared with previous year due to volume growth

    --  Earnings improve as a result of restructuring measures

    -- System supplier concept for the automotive industry introduced in Mexico



Overview                                     1st Quarter
                                                              Change
Million euro                            2004        2003       in %

Sales                                  1,929       1,907          1.2
Thereof Performance Polymers             796         806         (1.2)
              Coatings                   505         504          0.2
              Functional Polymers        628         597          5.2
EBITDA                                   279         244         14.3
EBIT before special items                196         142         38.0
EBIT                                     189         143         32.2
Additions to fixed assets                 63          41         53.7
Assets (end of period)                 4,919       5,191         (5.2)


    Sales increased slightly despite negative currency effects (volumes 6.0 %, portfolio 0.6 %, prices -0.4 %, currencies -5.0 %). EBIT before special items improved in the Performance Chemicals and Functional Polymers divisions, in particular due to successful consolidation and optimization of sites and product portfolios.
    Performance Chemicals: Despite higher volumes, sales declined slightly because of currency effects and persistent price pressure. This especially affected performance chemicals for textiles and for the automotive and oil industry in North America and Asia. In Europe, we posted higher sales and earnings for performance chemicals for coatings, plastics and specialties, as well as for detergents and formulators. Margin erosion persisted for textile and leather chemicals.
    Coatings: Higher sales volumes of automotive coatings and decorative paints offset the nega-tive currency effects. Restructuring measures paid off in the areas of automotive refinish coatings and industrial coatings. The system supplier concept for automotive coatings, which has proven successful in Europe, has now also been launched in Mexico.
    Functional Polymers: Sales increased, in particular due to higher sales volumes of disper-sions for decorative paints and acrylic monomers. We achieved strong sales growth in Asia and Europe. Price increases partially offset negative currency effects. Restructuring and portfolio optimization measures, e. g., in paper dispersions, contributed to the increase in earnings.

    Agricultural Products & Nutrition

    --  Sales and earnings increase further in Agricultural Products

    -- Fine Chemicals at previous year's level despite negative currency effects



Overview                                        1st Quarter
                                                              Change
Million euro                               2004        2003    in %

Sales                                     1,441       1,296      11.2
Thereof Agricultural Products               983         833      18.0
             Fine Chemicals                 458         463      (1.1)
EBITDA                                      370         349       6.0
EBIT before special items                   269         237      13.5
Thereof Agricultural Products               227         196      15.8
             Fine Chemicals                  42          41       2.4
EBIT                                        249         236       5.5
Thereof Agricultural Products               207         192       7.8
             Fine Chemicals                  42          44      (4.5)
Additions to fixed assets                    53       1,131     (95.3)
Assets (end of period)                    7,320       8,030      (8.8)


    Agricultural Products: Agricultural Products posted the highest sales growth of all operating divisions (volumes 16.0 %, portfolio 9.0 %, prices -1.2 %, currencies -5.8 %). This increase was due primarily to a good close to the season in South America, improved business in Asia and the acquisition of the fipronil package. EBIT before special items rose significantly due to the higher volume of business and despite negative currency effects. We sold our global business with phenoxy herbicides to an Australian producer of crop protection products. Provisions were accrued for legal proceedings in the United States.
    Fine Chemicals: Compared with same period of 2003, sales declined slightly despite good volume growth (volumes 5.8 %, prices 0.2 %, currencies -7.1 %). Margins improved, in particular for lysine and vitamin C. EBIT before special items was slightly higher than in the strong first quarter of 2003. Our new production plant for citral is currently being put into operation in Ludwigshafen. This will enhance our competitiveness in the areas of vitamins A and E as well as several aroma chemicals.

    Oil & Gas

    -- Sales and earnings decline compared with previous year due to the weak U.S. dollar

    --  Natural gas trading started in the United Kingdom



Overview                                     1st Quarter
                                                              Change
Million euro                            2004       2003        in %

Sales                                  1,394      1,483          (6.0)
      Thereof natural gas trading        867        874          (0.8)
EBITDA                                   426        481         (11.4)
EBIT before special items                343        404         (15.1)
      Thereof natural gas trading         96         94           2.1
EBIT                                     343        404         (15.1)
      Thereof natural gas trading         96         94           2.1
Additions to fixed assets                 80         39         105.1
Assets (end of period)                 3,598      3,536           1.8


    In the Oil & Gas segment, volumes increased but sales (volumes 5.5 %, prices/currencies -11.5 %) and earnings were below the previous year's strong level due to the weaker U.S. dollar.
    In natural gas trading, sales to customers in Germany and Belgium increased. This increase in volumes almost fully offset the decline in sales prices compared with the same period in 2003. Since margins remained relatively stable, earnings increased slightly. We have founded the joint venture HydroWingas Ltd. together with NorskHydro to market natural gas to major industrial customers and regional providers in the United Kingdom.
    In exploration and production, the price of Brent crude declined by euro 3.72 per barrel or 13 % compared with the previous year due to the weaker U.S. dollar. Sales and earnings declined as a result. Together with Romgaz, we started producing natural gas in Romania.

    Regions

    --  Sales increase in local currency terms in all regions

    --  Strong growth in South America and Asia

    --  Earnings in North America unsatisfactory despite improvement




                                                    EBIT before
                                                    special
Overview    Sales               Sales                items
            (location of        (location of        (location of
             customer)           company)            company)
                         Change               Change            Change
Million euro 2004   2003  in %    2004   2003  in %  2004  2003  in %

1st Quarter
Europe      5,296  5,241    1.0  5,621  5,539   1.5   889   826   7.6
  Thereof
   Germany  1,949  2,099   (7.1) 3,893  3,904  (0.3)  646   644   0.3
North
 America
 (NAFTA)    1,909  1,938   (1.5) 1,918  1,960  (2.1)   80    29 175.9
South
 America      432    322   34.2    357    258  38.4    73    32 128.1
Asia,
 Pacific
 Area,
 Africa     1,414  1,331    6.2  1,155  1,075   7.4    96    57  68.4
            9,051  8,832    2.5  9,051  8,832   2.5 1,138   944  20.6


    In Europe, sales by location of company increased by 1.5 % in the first quarter. Sales rose in all segments with the exception of Oil & Gas. EBIT before special items climbed euro 63 million to euro 889 million.
    Sales by location of company in the NAFTA region declined 2.1 %. In dollar terms, sales increased by 14 %, with all segments contributing to this growth. The improved earnings situation in the Chemicals and Agricultural Products & Nutrition segments led to an increase in EBIT before special items, which rose by euro 51 million to euro 80 million. This level of earnings is unsatisfactory. Measures introduced to improve profitability are therefore being implemented rigorously. Among other things, the portfolio will be further optimized and our restructuring program to permanently reduce fixed costs will be continued.
    In South America, first-quarter sales by location of company increased in local currency terms by 39 %, in particular due to strong sales of crop protection products. EBIT before special items more than doubled to euro 73 million.
    In local currency terms, companies in the Asia, Pacific Area, Africa region increased sales by 20 %; all segments contributed to this increase. EBIT before special items rose by euro 39 million to euro 96 million.

    Finance

    --  Cash provided by operating activities increases further

    -- Capital expenditures and acquisitions below depreciation and amortization

    --  euro 136 million spent on share buybacks



Consolidated Statements of Cash Flows
                                               1st Quarter
Million euro                                          2004       2003

Net income                                             515        442
Depreciation and amortization of fixed assets          552        557
Changes in net working capital                        (109)      (155)
Miscellaneous items                                      5         50
Cash provided by operating activities                  963        894
Payments related to tangible and intangible
 fixed assets                                         (433)      (451)
Acquisitions/divestitures                              (73)    (1,185)
Financial investments and other items                  (71)       (48)
Cash used in investing activities                     (577)    (1,684)
Proceeds from capital increases/(decreases)           (165)      (226)
Changes in financial indebtedness                      (15)     1,023
Dividends                                              (16)       (26)
Cash provided by (used in) financing activities       (196)       771
Net changes in cash and cash equivalents               190        (19)
Cash and cash equivalents as beginning of year
 and other changes                                     540        231
Cash and cash equivalents                              730        212
Marketable securities                                  167        213
Liquid funds                                           897        425


    Cash provided by operating activities rose 8 % to euro 963 million. The higher level of net income contributed to this increase. Despite the significant expansion of our business, additional financing for net working capital was below the previous year's level.
    Cash used in investing activities totaled euro 577 million. Payments related to capital expenditures of euro 433 million and related to acquisitions of euro 73 million were below the level of amortization and depreciation of euro 552 million. The first quarter of 2003 was marked by the acquisition of the fipronil crop protection business.
    In cash used in financing activities, further share buybacks led to a cash outflow. In the first quarter of 2004, 3.3 million shares were bought back for euro 136 million or an average of euro 41.59 per share.
    Liquid funds increased to euro 897 million, and at euro 3,496 million financial indebtedness was virtually unchanged compared with the figure at the end of 2003. Net debt therefore declined from euro 2,879 million as of December 31, 2003 to euro 2,599 million.

    Interim Financial Statements of BASF Group
    (abridged version)

    The interim financial statements have not been audited. The valuation methods used in the Consolidated Financial Statements for 2003 remain unchanged. Effective January 1, 2004, the U.S. dollar was defined as the functional currency for companies in Malaysia and Singapore as a result of the increased volume of business from regional production. There were only minor changes in the scope of consolidation in the first quarter of 2004.


Consolidated Statements of Income
                                                 1st Quarter
                                                               Change
Million euro                                2004       2003     in %

Sales, net of natural gas taxes            9,051      8,832       2.5
Cost of sales                              6,161      6,073       1.4
Gross profit on sales                      2,890      2,759       4.7

Selling expenses                           1,117      1,117       0.0
General and administrative expenses          174        163       6.7
Research and development expenses            260        276      (5.8)
Other operating income                       106        104       1.9
Other operating expenses                     407        365      11.5
Income from operations                     1,038        942      10.2

(Expenses)/income from financial assets       (8)       (19)     57.9
Interest result                              (52)       (84)     38.1
Financial result                             (60)      (103)     41.7
Income before taxes and minority
 interests                                   978        839      16.6

Income taxes                                 431        368      17.1
Minority interests                            32         29      10.3
Net income                                   515        442      16.5
Earnings per share (euro)                   0.93       0.78      19.2
Number of shares in millions, weighted       555        566      (1.9)




Consolidated Balance Sheets
                          March 31, March 31, Change  Dec. 31, Change
Million euro                  2004      2003  in %       2003  in %
Assets
Intangible assets            3,790     4,286   (11.6)   3,793    (0,1)
Property, plant and
 equipment                  13,185    13,641    (3.3)  13,070     0.9
Financial assets             2,529     3,194   (20.8)   2,600    (2.7)
Fixed assets                19,504    21,121    (7.7)  19,463     0.2

Inventories                  4,303     4,912   (12.4)   4,151     3.7
Accounts receivable, trade   5,912     5,986    (1.2)   4,954    19.3
Miscellaneous receivables    3,137     3,242    (3.2)   3,159    (0.7)
Deferred taxes               1,316     1,177    11.8    1,247     5.5
Liquid funds                   897       425   111.1      628    42.8
Current assets              15,565    15,742    (1.1)  14,139    10.1
Total assets                35,069    36,863    (4.9)  33,602     4.4

Stockholders' equity and liabilities
Subscribed capital and
 capital surplus             4,408     4,408     0.0    4,408     0.0
Retained earnings and
 other equity               11,540    12,160    (5.1)  11,083     4.1
Minority interests             341       387   (11.9)     388   (12.1)
Stockholders' equity        16,289    16,955    (3.9)  15,879     2.6

Provisions for pensions
 and similar obligations     3,881     3,897    (0.4)   3,862     0.5
Provisions for taxes and
 other provisions            5,677     5,390     5.3    5,325     6.6
Provisions                   9,558     9,287     2.9    9,187     4.0

Financial indebtedness       3,496     4,558   (23.3)   3,507    (0.3)
Accounts payable, trade      2,465     2,474    (0.4)   2,056    19.9
Other liabilities            3,261     3,589    (9.1)   2,973     9.7
Liabilities                  9,222    10,621   (13.2)   8,536     8.0
Total liabilities           18,780    19,908    (5.7)  17,723     6.0
Total stockholders' equity
 and liabilities            35,069    36,863    (4.9)  33,602     4.4




Consolidated Statements of Stockholders' Equity January - March 2004

                          Number of   Subscribed Capital    Retained
Million euro              shares      capital    surplus    earnings

As of January 1, 2004     556,643,410      1,425      2,983    12,055
Net income                          -          -          -       515
Share buy-back and
cancellation of shares
including own shares
 intended to be cancelled  (3,270,000)        (8)         8      (136)
Dividends paid                      -          -          -         -
(Decrease)/increase
of foreign currency
translation adjustments             -          -          -         -
Capital injection by
 minority interests                 -          -          -         -
Changes in scope of
consolidation and
other changes                       -          -          -         3
As of March 31, 2004      553,373,410      1,417      2,991    12,437


Consolidated Statements of Stockholders'
 Equity January - March 2004
                          Currency/                     Stock-
                          translation    Minority       holders'
Million euro              adjustment     interests      equity

As of January 1, 2004               (972)           388        15,879
Net income                             -             32           547
Share buy-back and
cancellation of shares
including own shares
 intended to be cancelled              -              -          (136)
Dividends paid                         -            (16)          (16)
(Decrease)/increase of
foreign currency
translation adjustments               75            (59)           16
Capital injection by
 minority interests                    -            (29)          (29)
Changes in scope of
consolidation and
other changes                          -             25            28
As of March 31, 2004                (897)           341        16,289




Consolidated Statements of Stockholders' Equity January - March 2004

                      Number of   Subscribed    Capital    Retained
Million euro          shares      capital       surplus    earnings

As of January 1, 2003 570,316,410         1,460      2,948     12,468
Net income                      -             -          -        442
Share buy-back and
cancellation of shares
including own shares
 intended to be
 cancelled             (6,930,000)          (18)        18       (226)
Dividends paid                  -             -          -          -
(Decrease)/increase
of foreign currency
translation
 adjustments                    -             -          -          -
Changes in scope of
consolidation and
other changes                   -             -          -         (5)
As of March 31, 2003  563,386,410         1,442      2,966     12,679


Consolidated Statements of
 Stockholders' Equity January -
 March 2004
                      Currency/                      Stock-
                      translation   Minority         holders'
Million euro          adjustment    interests        equity

As of January 1, 2003          (330)             396           16,942
Net income                        -               29              471
Share buy-back and
cancellation of
shares
including own shares
 intended to be
 cancelled                        -                -             (226)
Dividends paid                    -              (26)             (26)
(Decrease)/increase
of foreign currency
translation
 adjustments                   (189)              (3)            (192)
Changes in scope of
consolidation and
other changes                     -               (9)             (14)
As of March 31, 2003           (519)             387           16,955


    Forward-looking statements

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.

    Publisher:

    BASF Aktiengesellschaft
    Corporate Department
    Communications BASF Group
    67056 Ludwigshafen
    Germany

    You can find HTML versions of this and other publications from BASF on our homepage at www.basf.com.

    You can also order reports:

    --  by telephone: +49 621 60-0

    --  by e-mail: medien-service@basf-ag.de

    --  on the Internet: www.basf.de/mediaorders

    Important dates

    --  August 4, 2004
    Interim Report Second Quarter 2004

    --  November 11, 2004
    Interim Report Third Quarter 2004

    --  March 9, 2005
    Financial Results 2004

    --  April 28, 2005
    Annual Meeting, Mannheim
    Interim Report First Quarter 2005

    CONTACT: BASF
             Corporate Media Relations:
             Jennifer Moore-Braun
             Phone: +49 621 60-20829
             Fax: +49 621 60-92693
             E-Mail: jennifer.moore-braun@basf-ag.de
             or
             Investor Relations:
             Magdalena Moll
             Phone: +49 621 60-48230
             Fax: +49 621 60-22500
             E-Mail: investorrelations@basf-ag.de
             or
             General inquiries:
             Phone: +49 621 60-0
             Fax: +49 621 60-42525
             E-Mail: info.service@basf-ag.de
             Internet: www.basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              BASF Aktiengesellschaft


Date: April 29 2004            By: /s/ Elisabeth Schick
                              ------------------------------------
                              Name: Elisabeth Schick
                              Title: Director Site Communications Ludwigshafen and Europe


                              By: /s/ Christian Schubert
                              ------------------------------------
                              Name: Christian Schubert
                              Title: Director Corporate Communications
                              BASF Group